Exhibit 99.2

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (“Agreement”), dated as of ………., is made by and between BOX SHIPS INC., a corporation organized under the laws of the Republic of the Marshall Islands (the “Seller”), and …………………….., a corporation organized under the laws of the Republic of Liberia (the “Buyer”) (collectively, the “Parties”).

RECITALS

WHEREAS, the Seller directly owns shares, constituting all of the issued and outstanding capital stock of the following entity (the “Owner”):

……………………………………………………………..

The Owner is a corporation organized under the laws of the Republic of Liberia and owns the vessel set forth next to its name above (the “Vessel”);

WHEREAS, Seller wishes to sell, and Buyer wishes to buy, five hundred (500) registered shares of the Owner, par value US$0.001 per share, representing all of the issued and outstanding capital stock of each of the Owner, on the terms and conditions contained herein (collectively the “Shares”);

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) this Article I or (d) elsewhere in this Agreement, as the case may be:

Claim means any claim, demand, assessment, judgment, order, decree, action, cause of action, litigation, suit, investigation or other Proceeding.

Creditor Parties means the Agent, the Security Trustee, the Underwriter, the Lenders and the Swap Banks, and their successors and assigns.

Constitutional Documents means all constituent documents of the Seller and the Owner, including their respective Articles of Incorporation and By-Laws.

Contract means any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, purchase order or other agreement, commitment, instrument, permit, concession, franchise or license, written or oral.

Corporate Records means (a) the Constitutional Documents of the Seller and the Owner; and (b) all minutes of meetings and resolutions of stockholders and directors of any of the foregoing.

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Governmental Body means any (a) nation, state, country, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approvals, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and “Law” means any one of them.

Lien means (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any adverse Claim.

Loan Agreement means the loan agreement dated 6 May 2011 (as amended, restated and/or supplemented from time to time) and made between (i) the Owner, [●] and [●] as joint and several borrowers (the “Borrowers”), (ii) the banks and financial institutions listed therein as lenders (the “Lenders”), (iii) ABN AMRO Bank N.V. as agent (the “Agent”), (iv) ABN AMRO Bank N.V. as underwriter (the “Underwriter”), (v) ABN AMRO Bank N.V. as security trustee (the “Security Trustee”) and (vi) ABN AMRO Bank N.V. and HSH Nordbank AG as swap banks (the “Swap Banks”) in relation to a loan facility (the “Loan Facility”) of (originally) up to US$100,000,000 of which an amount of US$ 60,498,648.37 is outstanding by way of principal as at the date of this Agreement.

Master Agreement means each master agreement (on the 2002 Master Agreement form together with the schedule attached thereto, as amended and supplemented from time to time) and made between (i) the Borrowers and (ii) a Swap Bank and, in the plural, means both of them.

Orders means judgments, writs, decrees, compliance agreements, injunctions, rules, awards, settlement agreements or orders of any Governmental Body or arbitrator.

Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

Proceeding means an action, suit, litigation, claim, investigation, legal, administrative or arbitration proceeding.

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Shares Pledge means a shares security deed dated 6 May 2011 (as amended and supplemented from time to time) and executed by the Seller in favour of the Security Trustee in relation to the Shares as security under the Loan Agreement and the Master Agreements.

ARTICLE II

PURCHASE OF SHARES; CLOSING

Section 2.1   Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, the Seller agrees to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer agrees to acquire and buy from the Seller, the Shares, free and clear of all Liens (the “Transaction”).

Section 2.2   Closing. Subject to Section 7.10, below, the closing of the sale and the transfer of the Shares shall take place upon payment by the Buyer of the Purchase Price (as defined herein), which, in any case, may be not later than November 30, 2016, unless otherwise agreed between the Parties (the “Closing Date”), such payment to be effected upon Seller’s written notice to the Buyer.

Section 2.3   Purchase Price. The purchase price for the Shares that shall be paid to the Seller on the Closing Date shall be the amount of US$ 0,50 (the “Purchase Price”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Buyer on the date hereof and as of the Closing Date as follows:

Section 3.1   Organization of the Seller and the Owner. (a) Each of the Seller and the Owner is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. (b) The Seller has heretofore delivered to the Buyer complete and correct copies of the Constitutional Documents of the Seller and the Owner as currently in effect and the other Corporate Records. The Corporate Records are accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and in compliance with the Constitutional Documents. None of the Seller or the Owner is in default under or in violation of its Constitutional Documents.

Section 3.2   Authority of the Seller. (a) The Seller has full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action taken on the part of the Seller and no other corporate proceedings on the part of the Seller is necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) that this Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

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Section 3.3   Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Constitutional Documents of the Seller or the Owner; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or the Owner or any of their assets may be bound, except in such cases where the requisite waivers or consents have been obtained; (d) result in the creation of any Lien upon any of the properties or assets of the Seller or the Owner under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or the Owner or any of their assets may be bound or affected; or (e) violate any Law or Order applicable to the Seller or the Owner or their assets.

Section 3.4   Capitalization. The Shares constitute all of the issued and outstanding common shares of the Owner; all such common shares are duly authorized, validly issued, fully paid and non-assessable and are owned legally and beneficially by the Seller. Other than this Agreement, there is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange under any outstanding security or other instruments) by the Seller of the Shares, and there is no obligation on the part of the Seller to grant, extend or enter into any of the foregoing. The Owner does not, directly or indirectly, own any capital stock of or other equity interest in any Person.

Section 3.5   Ownership of Purchased Shares. The Seller owns and holds the Shares free and clear of all Liens or other limitations affecting the Seller’s ability to vote such shares or to transfer such shares to the Buyer, other than the Liens created pursuant to the Shares Pledge. At the Closing, the Seller will transfer, assign and transmit good and marketable title to and deliver the Shares to the Buyer, free and clear of all Liens.

Section 3.6   Proceedings With Respect to the Seller and Owner. There is no Claim or Proceeding which is pending, or to the knowledge of the Seller, there is no Claim or Proceeding threatened in writing, before any Governmental Body, nor is any of the Seller or Owner subject to or bound by any outstanding Order, against or relating to any of the Seller or Owner in connection with the Vessel or that questions the validity of this Agreement or any action taken or to be taken by Seller or Owner in connection with the consummation of the transactions contemplated hereby or which seeks to prohibit, enjoin or other wise challenge any of the transactions contemplated hereby.

Section 3.7   Full Disclosure. No representation or warranty by the Seller in this Agreement and no statement contained in any document or other writing furnished or to be furnished to the Buyer pursuant to the provisions hereof, when considered with all other such documents or writings, contain or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements made herein or therein not misleading.

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Section 3.8   Liabilities. On the Closing Date the Owner shall be cash free (except for the cash held by the Owner in accounts with the Agent (the “Existing Cash”)) and its only assets shall be the Existing Cash and its interest in the Vessel. The Owner is indebted to the Creditor Parties under the Loan Agreement and the Master Agreements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers as of the date hereof and as of the Closing Date as follows:

Section 4.1   Authority. (a) Buyer has the full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and (b) this Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

Section 4.2   Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Buyer, nor the consummation of the transactions contemplated by this Agreement, nor the performance by Buyer of its obligations under this Agreement will result in (a) a default (or give rise to any right of termination, cancellation, consent or acceleration) under any of the terms, conditions or provisions of any Contract to which the Buyer is a party or by which its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; or (b) violate any Order or Law applicable to Buyer or any of its assets.

Section 4.3   Validity. There is no investigation, claim, proceeding or litigation of any type pending or, threatened to which the Buyer is a party that (i) relates, or may relate, to the validity or enforceability of any of the Buyer’s obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.

ARTICLE V

COVENANTS

Section 5.1   Share certificates and stock transfer forms. On the Closing Date, the Seller shall deliver to the Buyer (a) all share certificates in respect of the Shares and (b) stock transfer forms in respect of the Shares executed by the Seller in favour of the Buyer;

Section 5.2   Assurances. The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to Buyer, as shall be necessary to vest in Buyer all of the right, title and interest in and to the Shares undertaken to be sold to Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, debts, dues and duties of whatsoever nature, and any other document reasonably requested by the Buyer in connection with this Agreement.

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Section 5.3   Governmental Filings. As promptly as practicable after the execution of this Agreement, each Party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, rule or regulation, including without limitation US federal securities laws applicable to the Seller, if any.

ARTICLE VI

CALL OPTION

Section 6.1   Call Option. The Buyer hereby grants to the Seller a right to buy the Shares from the Buyer at a price (the “Option Price”) equal to the Purchase Price (the “Call Option”), in effect reversing the Transaction agreed under this Agreement as of the Call Option Date (as defined below), for a period of 90 days from the Closing Date (the “Exercise Period”), provided that:

(i)	the Call Option is exercised and notified in writing to the Buyer before the expiry of the Exercise Period, accompanied by deposit of the full Option Price by the Seller;

(ii)	the approval of the Creditor Parties is received no later than 15 days from the date on which the Call Option is notified to the Buyer;

(iii)	all documents required by the Creditor Parties in order to reinstate, as of the Call Option Date, the terms and conditions of the Loan Facility to those existing before the Closing Date (the “Facility Reinstatement”) are duly executed and delivered to the Creditor Parties within 15 days from the approval of the Creditor Parties (the “Call Option Date”) referred to in paragraph (ii) above (including, without limitation, a guarantee duly executed by the Seller in favour of the Security Trustee of the obligations of the Borrowers under the Loan Agreement and the Master Agreements and a shares security deed in relation to the Shares duly executed by the Seller in favour of the Security Trustee);

(iv)	on or prior to the Call Option Date, the Buyer is reimbursed by the Seller for all payments and/or repayments made by the Buyer under the Loan Agreement (including but not limited to any principal and accrued interest) from the date of this Agreement until the Call Option Date; and

(v)	on or prior to the Call Option Date, the Buyer, the Owner and the Creditor Parties are reimbursed by the Seller for all costs and expenses (including but not limited to legal fees, advisory costs and opinions costs) incurred in connection with this Agreement, the Transaction and the Facility Reinstatement.

Section 6.2 Sale of Vessel During the Exercise Period, to the extent that the Call Option has not been exercised pursuant to paragraph (i) above, the Buyer may enter into a sale agreement in respect of the sale of the Vessel subject to the terms of the Loan Agreement.

Section 6.3   Call Option costs. All costs and expenses in connection with the exercising and completion of the Call Option shall be paid by the Seller.

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ARTICLE VII

INDEMNIFICATION

Section 7.1   Seller’s Indemnity Obligations. The Seller agrees to indemnify the Buyer against, and hold the Buyer harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement. Buyer shall be entitled to recover its reasonable and necessary attorneys’ fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.1.

Section 7.2   The Seller shall indemnify, defend and hold harmless the Buyer against any potential and/or future liability, damage, loss or expenses (including legal fees and expenses of litigation) incurred by or imposed on it in connection with any claims, suits, actions, demands or judgments (including, but not limited to, actions in the form of tort, warranty or strict liability) arising directly or indirectly from a) events or actions in connection with the Owner that have taken place prior to the signing of this Agreement and b) any kind of trading debt in connection with the Owner existing prior to the signing of this Agreement.

Section 7.3   Buyer’s Indemnity Obligations. Buyer shall indemnify the Seller against, and hold the Seller harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorneys’ fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.3

Section 7.4   The Buyer shall indemnify, defend and hold harmless the Seller against any potential and/or future liability, damage, loss or expenses (including legal fees and expenses of litigation) incurred by or imposed on it in connection with any claims, suits, actions, demands or judgments (including, but not limited to, actions in the form of tort, warranty or strict liability) arising directly or indirectly from a) events or actions in connection with the Owner that have taken place after the Closing Date and b) any kind of trading debt in connection with the Owner existing after the Closing Date.

Section 7.5   Survival of Indemnity Obligation. The rights and duties contained in this Article VII shall survive the Closing.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1   Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof. This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the Parties hereto.

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Section 8.2   Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any Party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.

Section 8.3   Assignments, Successors and No Third-Party Rights. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.

Section 8.4   Further Assurances: The Parties agree to execute, or to cause to execute, acknowledge and deliver all such other instruments and take all such actions as reasonably necessary to effectuate the sale of the Shares.

Section 8.5   Choice of Law; Resolution of Disputes. This Agreement shall be governed by and construed in accordance with English Law.

Section 8.6   Construction; Section Headings. The language used in this Agreement shall be deemed to be the language the Parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any Party hereto. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 8.7   Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 8.8   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

Section 8.9   Amendments. This Agreement may not be amended without the prior written approval of the Parties hereto.

Section 8.10  Termination. This Agreement shall terminate and be of no further force or effects if the Closing Date has not occurred on or before November 30, 2016, provided however, that the Seller shall have the unilateral right to terminate this agreement at any time for any or no reason at any time prior to 5:00 pm local time in Athens, Greece, November 30, 2016 by serving a written notice of termination to the Buyer respectively.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

The Buyer	The Seller
By:	By:
Name:	Name:
Title:	Title:

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